July 19, 2019
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jan Woo
Mitchell Austin
Stephen Krikorian
Diane Fritz

Re:	Health Catalyst, Inc.
Registration Statement on Form S-1 (File No. 333-232400)
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 12, 2019 and the date hereof, approximately 3,238 copies of the Preliminary Prospectus dated July 12, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.
We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, July 23, 2019 or as soon thereafter as practicable.
[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC

As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Gabe Gelman
	Name:	Gabe Gelman
	Title:	Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Nikul Patel
	Name:	Nikul Patel
	Title:	Executive Director